        Exhibit 21.1
SUBSIDIARIES OF HMS HOLDINGS CORP.

The following is a list of subsidiaries of HMS Holdings Corp. (HMS) as of December 31, 2019. Where ownership of a subsidiary is less than 100% by HMS or an HMS subsidiary, such has been noted by an asterisk (*).

Entity Name	State or Other Jurisdiction of Incorporation or Organization
Eliza Corporation	Delaware
Eliza Holding Corp.	Delaware
ElizaLive, Inc.	Delaware
Essette, Inc.	Colorado
Health Management Systems, Inc.	New York
HMS Care Analytics, Inc.	Delaware
HMS Claims Recovery Solutions, LLC (formerly known as West Claims Recovery Services, LLC)	Delaware
IntegriGuard, LLC (DBA – HMS Federal)	Delaware
Permedion, Inc.	New York
Reimbursement Services Group Inc.	New York
VitreosHealth, Inc.	Texas
VitreosHealth (India) Private Limited*	India